UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

E2open Parent Holdings, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

29788T 103
(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T 103	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.

(2)
This percentage is based on an aggregate 197,191,142 Securities outstanding, which is the sum of (i) 187,051,142 Shares outstanding as of May 14, 2021, according to the annual report on Form 10-K filed by the Issuer on May 20, 2021, plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.

(2)
This percentage is based on an aggregate 197,191,142 Securities outstanding, which is the sum of (i) 187,051,142 Shares outstanding as of May 14, 2021, according to the annual report on Form 10-K filed by the Issuer on May 20, 2021, plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,923,143 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,923,143 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,923,143 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.

(2)
This percentage is based on an aggregate 197,191,142 Securities outstanding, which is the sum of (i) 187,051,142 Shares outstanding as of May 14, 2021, according to the annual report on Form 10-K filed by the Issuer on May 20, 2021, plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 5 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the Class A common stock (the “Shares”) of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 9600 Great Hills Trail, Suite 300E, Austin Texas 78759. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to restate the information required by instruction C to Schedule 13D as follows:

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Controller
Leo Anthony Viola, Treasurer

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Vanessa Rosenthal
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President, Equities and Chief Investment Officer – Equities
Bradley Tank, President, Fixed Income and Chief Investment Officer – Fixed Income
Lawrence Kohn, Chief Operating Officer, Private Asset Management and Managing Director
Kenneth deRegt, Chief Operating Officer, Fixed Income and Managing Director
Patrick Deaton, Chief Operating Officer, NBAIM and Managing Director
Vanessa Rosenthal, Chief Operating Officer – Institutional Equity and Multi-Asset
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Controller and Senior Vice President
Leo Anthony Viola, Treasurer and Senior Vice President
Savonne Ferguson, Chief Compliance Officer, Mutual Funds and Senior Vice President

CUSIP NO. 29788T 103	Page 6 of 8 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

 On May 27, 2021, the Issuer entered into (a) a Share Purchase Deed (the “Purchase Agreement”) by and among the Issuer, BluJay TopCo Limited, a private limited liability company registered in England and Wales (“BluJay”), and the sellers party thereto (collectively, the “Sellers”) and (b) a Management Warranty Deed (the “Management Warranty Deed”) by and among the Issuer and the warrantors party thereto. The Purchase Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of BluJay and by the board of directors of the Issuer.

The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, the Issuer will directly or indirectly acquire all of the outstanding equity interests of BluJay, and BluJay will become a direct or indirect wholly owned subsidiary of the Issuer (the “Transaction”).  Upon consummation of the Transaction (“Completion”), the Sellers shall collectively receive (i) 72,383,299 Shares and (ii) cash consideration in the amount of $456,767,623, subject to adjustment as provided in the Purchase Agreement.

Support Agreement

In connection with the Transaction, the Issuer and BluJay entered into four Support Agreements, each dated May 27, 2021 (each, a “Support Agreement”), with the following stockholders of the Issuer (collectively, the “Supporting Stockholders”): (a) the NBOKS Master Fund and NBOKS Co-Invest; (b) CC NB Sponsor 1 Holdings LLC; (c) the Sponsor; and (d) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight E2open Aggregator, LLC.

Subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed, among other things and subject to the respective terms thereof, to vote its Shares (a) in favor of the transactions contemplated by the Purchase Agreement, including the issuance of Shares as consideration to the Sellers and in the PIPE Financing (as defined below) and amending the Certificate of Incorporation of the Issuer to increase the authorized number of Shares (in order to facilitate the issuance of such Shares), (b) in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of the Issuer at which any of the foregoing matters are submitted for consideration and vote of the stockholders of the Issuer if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (c) against approval of (i) any proposal made in opposition to the Purchase Agreement or the consummation of the Transaction, (ii) any action or agreement that would to the knowledge of such Supporting Stockholder result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Purchase Agreement, or of such Supporting Stockholder contained in its Support Agreement, and (iii) any other action that would reasonably be expected to materially impede, materially interfere with, materially delay, materially postpone or materially and adversely affect or prevent the transactions contemplated by the Purchase Agreement or its Support Agreement.

The Support Agreements will terminate upon the earliest to occur of the termination of the Purchase Agreement and Completion, subject to the right of the Supporting Stockholders to terminate earlier in certain limited circumstances. The Support Agreements limit the ability of the Supporting Stockholder to transfer their Shares in a manner which results in the Supporting Stockholder ceasing to have the right to vote or direct the vote of such Shares, subject to certain exceptions, including that a Supporting Stockholder may transfer such Supporting Stockholder’s Shares to certain permitted transferees.

CUSIP NO. 29788T 103	Page 7 of 8 Pages

Subscription Agreement

In connection with the signing of the Purchase Agreement, on May 27, 2021, the Issuer entered into subscription agreements (the “Subscription Agreements”) with certain investors, including certain current equityholders of the Issuer (including the NBOKS Master Fund) (collectively, the “PIPE Investors”).

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to such investors, on the closing date, an aggregate of 28,909,022 Shares for a purchase price of $10.60 per share (the “PIPE Financing”), of which the NBOKS Master Fund agreed to subscribe for and purchase 2,452,831 Shares for an aggregate subscription amount of $26,000,008.60 (the “PIPE Shares”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Transaction. Accordingly, the Reporting Persons are not deemed to have the right to acquire the PIPE Shares at this time and are not “beneficial owners,” as such term is defined in Rule 13d-3 under the Act, of the PIPE Shares until the material conditions to the Subscription Agreements are met.  The Subscription Agreements provide that the Issuer will grant the PIPE Investors in the PIPE Financing certain customary registration rights.

Amended and Restated Investor Rights Agreement

In connection with the Completion, the Issuer will amend its existing Investor Rights Agreement, dated as of February 4, 2021, to add certain of BluJay’s existing stockholders as parties thereto, including certain affiliates of each of Francisco Partners and Temasek Holdings (“Temasek”) and make other changes related to the Transaction in the form of an Amended and Restated Investor Rights Agreement  (the “A&R Investor Rights Agreement”).  The A&R Investor Rights Agreement will provide each of Francisco Partners and Temasek with the right to nominate one director to the Issuer’s board of directors (subject to certain conditions). The A&R Investor Rights Agreement will also include registration rights in respect of the Shares held by the equityholders party thereto. In addition, Francisco Partners, Temasek, and certain of the existing equityholders of the Issuer will agree to a six month “lock-up” restriction with respect to their Shares.

The foregoing descriptions of the Support Agreements, the Subscription Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Support Agreements, each of which is filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Form 8-K filed by the Issuer on June 1, 2021 (the “Form 8-K”), and the Subscription Agreements, a form of which is filed as Exhibit 10.5 to Form 8-K, and each of the foregoing is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit H: Support Agreement, dated May 27, 2021, by and among the Issuer, BluJay TopCo Limited, the NBOKS Master Fund and NBOKS Co-Invest (incorporated by reference to Exhibit 10.1 of Form 8-K)

Exhibit I: Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of the Form 8-K)

CUSIP NO. 29788T 103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

June 1, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

June 1, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

June 1, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)